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April 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Richmond Mutual Bancorporation, Inc.
Registration Statement on Form S-1
Submitted March 11, 2019
File No: 333-230184

Dear Ms. Livingston:

On behalf of Richmond Mutual Bancorporation, Inc. (the “Company”), we are filing herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated April 5, 2019 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The marketing materials and stock order and certification form, the forms of which are filed as Exhibits 99.4 and 99.5, respectively, to the Revised Registration Statement, are the only additional written communications to be provided to potential investors in the offering.

Securities and Exchange Commission

April 22, 2019

Summary, page 1

2.	Please provide a summary of the risks related to your business and this offering.

The Company has revised the disclosure beginning on page 17 of the Revised Registration Statement in response to the Staff’s comment.

Business Strategy
Lending, page 3

3.	In order to provide investors with a more balanced picture of your strategy, briefly discuss the relatively unseasoned nature of your loan portfolio and the percentage of commercial loans and loans in the Columbus, Ohio market.

The Company has revised the disclosure on pages 3 and 57 of the Revised Registration Statement in response to the Staff’s comment.

How We Intend to Use the Proceeds from the Offering, page 7

4.	For balance, disclose here or elsewhere in the summary that as a result of the one-time termination fee to terminate the Pentegra DB Plan, you expect to report a net loss for the fiscal year ending December 31, 2019.

The Company has revised the disclosure on pages 7 and 43 of the Revised Registration Statement in response to the Staff’s comment.

Risk Factors
Risks Related to Our Business
Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions, page 25

5.	Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

The Company has revised the disclosure on page 26 of the Revised Registration Statement in response to the Staff’s comment.

We will have broad discretion in using the proceeds, page 28

6.	Revise this risk factor to disclose your current return on equity, your current equity position, and your expected equity position after the offering.

The Company has revised the disclosure on page 29 of the Revised Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 22, 2019

Pro Forma Data, page 44

7.	Please tell us how the adjustments related to the termination of the Pentegra Defined Benefit Plan gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company, and are (iii) factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. Also, please include a footnote related to these adjustments as required by Rule 11-02(b)(6) of Regulation S-X in your next amendment.

As discussed in the Revised Registration Statement, approximately $13.3 million ($9.8 million after tax) of the net proceeds from the offering will be used to terminate First Bank Richmond’s participation in the Pentegra DB Plan. By terminating the Pentegra DB Plan, First Bank Richmond will eliminate the ongoing expense associated with funding the plan, which for the year ended December 31, 2018 was $1.3 million. Stockholders’ equity will be reduced by the after-tax amount of the funds used to terminate the plan. The Company has revised the disclosure on pages 50 - 52 of the Revised Registration Statement in response to the Staff’s comment.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at (202) 295-4526, James Fleischer at (202) 295-4507, or Martin Meyrowitz at (202) 295-4527.

Sincerely,

/s/ Michael S. Sadow

Michael S. Sadow, P.C.

cc:	Garry D. Kleer, President and Chief Executive Officer